For immediate release	Exhibit No. 99.1

Fairmont Hotels & Resorts Inc. Broadens
Key Management Team
- Michael Glennie Appointed Executive Vice President, Real Estate -

TORONTO, December 13, 2004 - Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”)(TSX/NYSE: FHR) announced today a new corporate position dedicated to maximizing the value of the Company’s extensive owned real estate. Michael F. Glennie will become Executive Vice President, Real Estate effective January 2005, reporting to William Fatt, Fairmont’s CEO.

“Fairmont’s unique portfolio of globally recognized hotel assets and considerable undeveloped land merit a team member dedicated to ensuring their full potential,” said Mr. Fatt. “This management addition strengthens our capacity to extend the Fairmont brand by focussing on three critical areas: operations, growth and asset maximization.”

Glennie’s illustrious 30-year career spans a diverse array of luxury lodging projects and resorts, most recently as President and CEO of Ripplewood Lodging and the Phoenix Resort companies, a hospitality business focused on acquiring and operating hotels in Japan. Prior to that, Glennie was employed by Boca Resorts, Inc. as President of the Boca Raton Resort & Club, then Senior Vice President, Resort Operations.

“Michael’s combined history of financial and operating success at unique real estate properties and his seasoned business acumen make him ideal for this new role,” Mr. Fatt noted. Glennie has also held a variety of management positions with RockResorts and served as Manager of New York’s Waldorf-Astoria. He holds a Bachelor’s degree in Hotel Administration from the University of Surrey in the United Kingdom.

Fairmont’s implementation of an Executive Vice President, Real Estate extends key management strength. As President and Chief Operating Officer Chris Cahill will continue to oversee the Company’s hotel management operations. Tom Storey, Fairmont’s Executive Vice President, Development is responsible for Fairmont’s growth strategy, including the Company’s vacation ownership division and new business development.

About Fairmont Hotels & Resorts, Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's managed portfolio consists of 81 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Media	Investors
Laura Fairweather	Denise Achonu
Executive Director Public Relations	Director Investor Relations

416/874-2404	416/874-2485
laura.fairweather@fairmont.com	denise.achonu@fairmont.com
www.fairmont.com	www.fairmont.com/investor